SECURITI )N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-8775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Fidelity Distributors Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Devonshire Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane C. Greene 617-563-2036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR LLC)

STATEMENT OF FINANCIAL CONDITION

as of December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Fidelity Distributors Corporation
(A Wholly-Owned Subsidiary of FMR LLC):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fidelity Distributors Corporation (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of the statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2009

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2008
(Dollars in thousands, except share amounts)

ASSETS	
Investments, at market value (cost $27,011)	$ 27,015
Receivables:	
Brokers and dealers	162,069
Mutual funds	298,237
Deferred dealers concessions, net	57,504
Property and equipment, net	1,251
Other assets	151
Total Assets	$ 546,227
LIABILITIES	
Payables:	
Brokers and dealers	$ 263,757
Mutual funds	162,066
Total Liabilities	425,823
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Preferred stock, 5% non cumulative, $100 par value; authorized 5,000 shares; 4,750 shares issued and outstanding	475
Common stock, $1 par value; authorized 1,000,000 shares; 1,061 shares issued and outstanding	1
Additional paid-in capital	132,292
Retained earnings	510,911
	643,679
Less: Net receivable from FMR LLC	(523,275)
Total Stockholder's Equity	120,404
Total Liabilities and Stockholder's Equity	$ 546,227

The accompanying notes are an integral part
of the statement of financial condition.

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR LLC)
NOTES TO STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands)

A. Principle Business Activities:

Fidelity Distributors Corporation (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. The Company's parent is FMR LLC. The Company is the principal underwriter and distributor of mutual funds managed by an affiliate and is the sponsor of the Fidelity Destiny plans (the "contractual plans").

B. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 2008. Actual results could differ from the estimates included in the statement of financial condition.

Cash

For the purposes of reporting cash flows and amounts in the statement of financial condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as investments in the statement of financial condition.

Investments

Investments consist of shares held in a Fidelity money market mutual fund and an actively traded security. The investments are stated at market value. The net change in unrealized appreciation or depreciation on securities is included in the statement of income as a component of other revenue.

Effective January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value under GAAP, expands disclosures about fair value measurements and specifies a hierarchy of valuation techniques based on whether inputs to these valuation techniques are observable or unobservable. In February 2008, the FASB issued SFAS 157-2, *Effective Date of FASB Statement No. 157*, which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items recognized or disclosed at fair value on an annual or more frequently occurring basis, until fiscal years beginning after November 15, 2008. The adoption of this statement did not have a material effect on the Company's financial statements.

B. Summary of Significant Accounting Policies, continued:

Investments, continued:

In accordance with SFAS 157, the Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon SFAS 157's three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable valuation inputs (level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability. The three levels are described below:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for similar assets and liabilities in an active market.

- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

As of December 31, 2008, all of the Company's financial assets are classified as Level 1.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using primarily the straight-line method based on estimated useful lives as follows: computer equipment and software, three years; furniture and equipment, three to 15 years; and leasehold improvements, the shorter of their useful lives or the remainder of the lease term. Maintenance and repairs are charged to expense when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized. Any gain (loss) on the sale or retirement of property and equipment is included in the statement of income.

Receivables from and Payables to Brokers and Dealers and Mutual Funds

Included in the receivables from brokers and dealers and mutual funds and payables to brokers and dealers and mutual funds are mutual funds' purchase and redemption trades that are unsettled at December 31, 2008, and have contractual settlement dates beyond one day.

(Dollars in thousands)

B. Summary of Significant Accounting Policies, continued:

Deferred Dealers Concessions

Deferred dealers concessions of $57,504 are reported net of accumulated amortization of $140,379 as of December 31, 2008. These deferred charges represent sales commissions paid to financial intermediaries in connection with the sale of certain Fidelity mutual funds' shares. The charges are amortized using the straight line basis method over one to five years and are entirely borne by an affiliate. In the event that the underlying mutual fund shares to which the deferred sale charge unit relates are redeemed earlier than the estimated life, the unamortized balance is written off and charged to an affiliate as described above.

Impairment of Assets

The Company reviews its invested and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When the carrying value of an asset is not expected to be recoverable over the remainder of its expected life, the asset is reduced to its net realizable value.

Income Taxes

The Company is allocated by FMR LLC, a direct intercompany charge equivalent to taxes due on income as if it were filing tax returns on an individual company basis. The charge for deferred income taxes results from differences in the recognition of revenue and expense for tax and financial reporting purposes. At December 31, 2008, the Company's net deferred tax assets approximated $249 and are included in the net receivable from FMR LLC. The primary source of temporary differences which comprise the net deferred tax asset is deferred compensation expense. The Company files state tax returns on a unitary/combined or separate company basis.

Exit Costs

Exit costs are accounted for in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* and generally fall in two categories, severance related and cost to terminate contracts, including leases. The Company recognizes a liability for exit activities that have been approved by management, communicated to the affected population or counterparty, specifically identified, and determined to be unlikely that significant changes to the plan will occur or that the plan will be withdrawn.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") and in December 2008, the FASB deferred the effective date for nonpublic entities, whereby FIN 48 is effective for the Company's fiscal year beginning on January 1, 2009. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken or expected to be taken in a tax return. The adoption of this statement is not expected to have a material effect on the statement of financial condition.

C. Investments

At December 31, 2008, investments consist of the following:

	Cost	Gross Unrealized Gain	Estimated Fair Value
Money market fund	27,008	-	27,008
Equity security	3	4	7
	27,011	4	27,015

D. Transactions with FMR LLC and Affiliated Companies:

The Company is party to several arrangements with affiliated companies related to marketing and distribution services. In addition, certain direct and indirect expenses incurred in connection with the underwriting and distribution of Fidelity mutual fund shares are borne by affiliated companies.

The Company also participates in FMR LLC's defined contribution profit sharing plans covering substantially all employees. Annual contributions to the profit sharing plans are based on either stated percentages of eligible employee compensation or employee contributions.

The Company also participates in FMR LLC's Retiree Health Reimbursement Plan, a health reimbursement arrangement covering all eligible employees. The charge is based on the number of full-time and part-time employees participating in the plan.

The Company participates in various FMR LLC share-based compensatory plans and is allocated a compensation charge that is amortized over the period in which it is earned. This charge is based on the change in the Net Asset Value of FMR LLC shares, as defined.

All intercompany transactions with FMR LLC and affiliated companies are charged or credited through an intercompany account with FMR LLC and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company generally receives credit for the collection of its receivables and is charged for the settlement of its liabilities through its intercompany account with FMR LLC. Under an agreement with FMR LLC, the Company may offset liabilities which will ultimately be settled by FMR LLC on behalf of the Company against its receivable from FMR LLC. In accordance with the agreement, liabilities of approximately $52,176 have been offset against the receivable from FMR LLC.

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR LLC)
NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
(Dollars in thousands)

E. Property and Equipment:

Property and equipment, at cost, consist of the following at December 31, 2008:

Software	$ 2,015
Computer equipment	785
Other	26
	2,826
Less: Accumulated depreciation and amortization	(1,575)
	$ 1,251

F. Commitments and Contingencies:

The Company is subject to regulation and oversight by various agencies that perform periodic audits and reviews of the Company.

G. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the alternate method permitted by the rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2008, the Company had net capital of $25,435 of which $25,185 was in excess of its required net capital of $250.